                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a press release issued by the Company announcing its second quarter
2008 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States.
Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization and other income (expenses). EBITDA is presented in the earnings release because management believes that it enhances the understanding of our operating results and is of interest to our investors and lenders in relation to our debt covenants, as certain of the debt covenants include adjusted EBITDA as a performance measure. EBITDA, however, should not be considered as an alternative to operating income or income for the period as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity.
EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.
                                   (Registrant)

                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer

                                   By: /s/ Hanoch Zlotnik
                                   -----------------------
                                   Hanoch Zlotnik
                                   Treasurer

Date: August 14, 2008

                                        3

                   TEFRON REPORTS SECOND QUARTER 2008 RESULTS

SECOND QUARTER SUMMARY

o    QUARTERLY REVENUES OF $48.6 MILLION, 19.7% ABOVE REVENUES OF THE SECOND
     QUARTER OF LAST YEAR

o    EBITDA OF $0.5 MILLION, AS COMPARED WITH EBITDA OF $3.2 MILLION IN THE
     SECOND QUARTER OF LAST YEAR

o    OPERATING LOSS OF $1.9 MILLION, AS COMPARED WITH OPERATING INCOME OF $1.0
     MILLION IN THE SECOND QUARTER OF LAST YEAR

o    NET LOSS OF $2.5 MILLION OR $0.12 LOSS PER DILUTED SHARE, AS COMPARED WITH
     NET INCOME OF $0.8 MILLION, OR $0.04 PER DILUTED SHARE, IN THE SECOND
     QUARTER OF LAST YEAR.

MISGAV, ISRAEL, AUGUST 14, 2008 - TEFRON LTD. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the second quarter of 2008.

SECOND QUARTER 2008 RESULTS

Second quarter revenues were $48.6 million, representing a 19.7% increase from the second quarter of 2007 revenues of $40.6 million. The increase in revenues in the quarter was due to an increase in sales in all the Company's product lines, especially active-wear, but also swimwear and intimate apparel.

Second quarter gross margin was 7.6% compared with a gross margin of 14.0% in the second quarter of 2007. Operating loss for the quarter was $1.9 million, as compared with an operating income of $1.0 million (2.5% of revenues) in the second quarter of 2007. Net loss for the quarter was $2.5 million, or $0.12 loss per diluted share, as compared with net income of $0.8 million, or $0.04 per diluted share, in the second quarter of 2007.

The decline in gross and operating margins in the quarter compared with the second quarter of 2007 was primarily due to the significant devaluation of the
US Dollar versus the New Israeli Shekel. Additionally, short-term manufacturing challenges faced in the Hi-Tex division continued to increase costs. As discussed in the last two quarters, these challenges are mainly due to the learning curve required for the manufacture of various new and technologically advanced products, which have been ordered in short production runs for a larger number of apparel categories.

In addition, the significant devaluation of the US Dollar versus the New Israeli
Shekel during the quarter increased the US Dollar value of the New Israeli
Shekel denominated liabilities, and accordingly resulted in increased financial expenses.

FIRST HALF 2008 RESULTS

Revenues in the first half of 2008 were $99.6 million, representing a 11.4%
increase from first half of 2007 revenues of $89.4. The increase in revenues was due to an increase in sales of both the active-wear and swimwear product lines.
This increase was partly offset by a slight decline in sales of intimate apparel.

The 2008 first half gross margin was 10.1% compared to a gross margin of 16.8%
in the first half of 2007. Operating loss was $1.8 million compared to an operating income of $6.0 million (6.7% of revenues) in the first half of 2007.
Net loss was $3.2 million, or $0.15 loss per diluted share, compared with net income of $4.6 million (5.1% of revenues), or $0.21 per diluted share, in the first half of 2007.

The Company also reports that a supplier of its swimwear division, which accounts for about 20% of the division's manufacturing capacity for the coming season, is facing financial difficulties. The Company is currently evaluating its options and believes that it will overcome this situation and meet its production plan.

MANAGEMENT COMMENTS

Mr. Yos Shiran, Chief Executive Officer of Tefron, commented, "While we are pleased with our increase in revenues across all our product lines, we continued
to present operating and net losses. As indicated in the prior quarter, our efforts are currently focused on overcoming the manufacturing hurdles in our
Hi-Tex division which significantly pressure our margins. In the second quarter we started to see the fruits of these efforts, as demonstrated by increased production and sales in our Hi-Tex division compared to that of the last couple of quarters. We believe that this improvement will continue into the third quarter, leading to increased production capacity and improved margins for the
Hi-Tex division. In addition, our strategy to expand our customer base was successful in the quarter. We achieved first time orders from several new customers, including: Eddie Bauer, The North-Face, and Wacoal, thereby diversifying and growing our revenue base. We expect to deliver these orders in the coming quarters."

Mr. Shiran continued, "Seasonally, swimwear revenues are the lowest in the third quarter. Accordingly, while we expect third quarter revenues to be below those of the second quarter due to this seasonal reduction, which will result in an increased operating loss for the third quarter, we are looking for overall revenues in the third quarter to be around 25% higher than those of the comparable quarter last year, with growth across all product lines. Continued
growth in our revenues and improvement in margins as we further implement our operational plan should lead to an improvement in our results toward year-end."

Mr. Shiran concluded, "On a personal note, I will be leaving Tefron after seven and a half years of service. I will be passing the reins over to Mr. Adi Livneh, and I wish him the best of luck in his new position. I would like to thank
Tefron's employees and officers, which are Tefron's cornerstone, for their dedicated contributions and efforts. While we have faced a particularly challenging period over the past year, the growth in our revenue levels proves our success in positioning Tefron as a leading developer, designer and manufacturer of high-end performance apparel in accordance with our strategy.
With that, together with the improving performance of the Hi-Tex division, I feel comfortable leaving Tefron with great business potential to be realized."

APPOINTMENT OF A NEW CHIEF FINANCIAL OFFICER

The Company appointed Mr. Eran Rotem as a Chief Financial Officer, effective
August 17, 2008. Mr. Rotem has a broad financial and managerial experience, after his service for the past six years as Chief Financial Officer of
Healthcare Technologies Ltd, a company which was traded on the NASDAQ Capital
Market, and of the Gamida For Life Group. Between 1995 and 2002, Mr. Rotem
served as a senior manager in Ernst & Young Israel.

Mr. Rotem holds a BA in Business Administration from The Tel Aviv College of
Management and he is a Certified Public Accountant.

CONFERENCE CALL
--------------------------------------------------------------------------------

The Company will be hosting a conference call today, August 14, 2008 at 10:00am
EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.
Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US DIAL-IN NUMBER: 1 888 407 2553
UK DIAL-IN NUMBER: 0 800 917 5108
ISRAEL DIAL-IN NUMBER: 03 918 0650
INTERNATIONAL DIAL-IN NUMBER: +972 3 918 0650

For those unable to listen to the live call, a replay of the call will be available for three months within three days after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIM WEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, J. C. PENNEY, LULULEMON ATHLETICA,
WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, SWIMWEAR ANYWHERE, ABERCOMBIE&FITCH ,
AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS.
THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS,
LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIM WEAR, BEACH WEAR AND
ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION).

ABOUT TEFRON (CONT.)
--------------------------------------------------------------------------------

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS AND DIFFERENT RAW MATERIALS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    THE FLUCTUATIONS COSTS OF RAW MATERIALS; OUR DEPENDENCE ON
          SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT;

     o    FLUCTUATIONS IN INFLATION AND CURRENCY; AND

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                    IR CONTACT:
ASAF ALPEROVITZ                     EHUD HELFT / KENNY GREEN
CHIEF FINANCIAL OFFICER             G.K. INVESTOR RELATIONS
+972-4-9900803                      1 646 201 9246
Aasaf@Tefron.com                    info@gkir.com

TABLE 1: SALES BY SEGEMENT
--------------------------------------------------------------------------------

                 SIX MONTHS ENDED          SIX MONTHS ENDED      THREE MONTHS ENDED        THREE MONTHS ENDED            YEAR ENDED
                  JUNE 30, 2008             JUNE 30, 2007          JUNE 30, 2008             JUNE 30, 2007            DECEMBER 31, 2007
              ---------------------    ----------------------   ---------------------    ---------------------     ----------------------
                 USD                      USD                      USD                      USD                       USD
SEGMENT       THOUSANDS   % OF TOTAL  THOUSANDS%   % OF TOTAL   THOUSANDS   % OF TOTAL   THOUSANDS   % OF TOTAL    THOUSANDS    % OF TOTAL
--------      --------     --------    --------      --------   --------     --------    --------     --------     --------      --------

Cut & sew      57,240        57.5%     42,052         47.1%      25,530         52.5%     17,770         43.7%       77,020         48.6%
Seamless       42,343        42.5%     47,322         52.9%      23,111         47.5%     22,853         56.3%       81,594         51.4%
Total          99,583       100.0%     89,374        100.0%      48,641        100.0%     40,623        100.0%      158,614        100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                     SIX MONTHS ENDED         SIX MONTHS ENDED        THREE MONTHS ENDED       THREE MONTHS ENDED            YEAR ENDED
                       JUNE 30, 2008           JUNE 30, 2007            JUNE 30, 2008            JUNE 30, 2007            DECEMBER 31, 2007
                  ---------------------    ---------------------    ---------------------    ---------------------     ----------------------
                     USD                      USD                      USD                      USD                        USD
PRODUCT LINE      THOUSANDS   % OF TOTAL   THOUSANDS  % OF TOTAL    THOUSANDS  % OF TOTAL    THOUSANDS  % OF TOTAL      THOUSANDS  % OF TOTAL
---------------   ---------  ----------    ---------- ----------    ---------- ----------    ---------  ----------      ---------  ----------

Intimate Apparel   48,060          48.3%       49,266       55.1%       25,134       51.7%      22,808       56.1%         89,877       56.7%
Active wear        27,197          27.3%       21,114       23.6%       14,253       29.3%      10,275       25.3%         42,047       26.5%
Swimwear           24,326          24.4%       18,994       21.3%        9,254       19.0%       7,540       18.6%         26,690       16.8%
Total              99,583         100.0%       89,374      100.0%       48,641      100.0%      40,623      100.0%        158,614      100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                               JUNE 30,           DECEMBER 31,
                                                       ----------------------      ---------
                                                         2008          2007           2007
                                                       --------      --------      ---------
                                                              UNAUDITED             AUDITED
                                                       ----------------------      ---------

ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                           $  1,203      $  5,181      $  2,384
   Short-term deposit                                         -        11,402         7,063
   Marketable securities                                      -         9,868         5,668
   Trade receivables, net                                35,924        28,234        29,033
   Other accounts receivable and prepaid expenses         6,426         3,736         5,404
   Inventories                                           30,125        24,609        32,577
                                                       --------      --------      --------

 TOTAL current assets                                    73,678        83,030        82,129
                                                       --------      --------      --------
 LONG-TERM INVESTMENS:
   Marketable securities                                  1,155             -         1,284
   Severance pay fund                                     1,344           854         1,288
   Subordinated note                                      3,000         3,000         3,000
                                                       --------      --------      --------

 TOTAL long-term investments                              5,499         3,854         5,572
                                                       --------      --------      --------

 PROPERTY, PLANT AND EQUIPMENT, NET                      72,810        76,043        74,791
                                                       --------      --------      --------

 TOTAL assets                                          $151,987      $162,927      $162,492
                                                       ========      ========      ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                        JUNE 30,              DECEMBER 31,
                                                               -------------------------       ---------
                                                                  2008            2007           2007
                                                               ---------       ---------       ---------
                                                                       UNAUDITED                AUDITED
                                                               -------------------------       ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:

   Short-term bank credit                                      $   2,842       $       -       $       -
   Current maturities of long-term bank loans                      4,151           5,948           5,948
   Trade payables                                                 27,910          22,903          29,720
   Other accounts payable and accrued expenses                    10,665          10,633           8,635
                                                               ---------       ---------       ---------

 TOTAL current liabilities                                        45,568          39,484          44,303
                                                               ---------       ---------       ---------

 LONG-TERM LIABILITIES:
   Long-term loans from banks (net of current maturities)         13,411          16,348          13,374
   Deferred taxes                                                 12,044          12,220          12,397
   Accrued severance pay                                           4,373           3,427           3,882
                                                               ---------       ---------       ---------

 TOTAL long-term liabilities                                      29,828          31,995          29,653
                                                               ---------       ---------       ---------

 EMPLOEE STOCK OPTIONS IN SUBSIDIARY                                 247               -               -
                                                               ---------       ---------       ---------

 SHAREHOLDERS' EQUITY:
    Ordinary shares                                                7,518           7,518           7,518
   Additional paid-in capital                                    106,626         106,138         106,530
   Cumulative other comprehensive income (loss)                     (749)            130             368
   Less - 997,400 Ordinary shares in treasury, at cost            (7,408)         (7,408)         (7,408)
   Accumulated deficit                                           (29,643)        (14,930)        (18,472)
                                                               ---------       ---------       ---------

 TOTAL shareholders' equity                                       76,344          91,448          88,536
                                                               ---------       ---------       ---------

 TOTAL liabilities and shareholders' equity                    $ 151,987       $ 162,927       $ 162,492
                                                               =========       =========       =========

                                        10

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                  SIX MONTHS ENDED                       THREE MONTHS ENDED              YEAR ENDED
                                                      JUNE 30,                                 JUNE 30,                  DECEMBER 31,
                                               --------------------------------     ------------------------------       ------------
                                                  2008                2007             2008                2007              2007
                                               ------------       ------------      ------------       ------------      ------------
                                                                             UNAUDITED                                     AUDITED
                                               --------------------------------------------------------------------      ------------

Sales                                          $     99,583       $     89,374      $     48,641       $     40,623      $    158,614
Cost of sales                                        89,547             74,381            44,933             34,921           139,147
                                               ------------       ------------      ------------       ------------      ------------
Gross profit                                         10,036             14,993             3,708              5,702            19,467
Selling, general and administrative
  expenses                                           11,852              8,998             5,654              4,697            17,715
                                               ------------       ------------      ------------       ------------      ------------
Operating income (loss)                              (1,816)             5,995            (1,946)             1,005             1,752
Financial expenses, net                               2,297                457             1,116                 49             1,289
                                               ------------       ------------      ------------       ------------      ------------
Income (loss) before taxes on income                 (4,113)             5,538            (3,062)               956               463
Taxes (tax benefit) on income                          (942)               956              (590)               166               (20)
                                               ------------       ------------      ------------       ------------      ------------
Net income (loss)                              $     (3,171)      $      4,582            (2,472)      $        790      $        483
                                               ============       ============      ============       ============      ============
Basic and diluted net earnings (losses)
  per share :
  Basic net earnings (losses) per share        $      (0.15)      $       0.22      $      (0.12)      $       0.04      $       0.02
                                               ============       ============      ============       ============      ============
  Diluted net earnings (losses) per share      $      (0.15)      $       0.21      $      (0.12)      $       0.04      $       0.02
                                               ============       ============      ============       ============      ============
Weighted average number of shares used
  for computing basic earning (losses)
  per share                                      21,202,986         21,174,775        21,202,986         21,194,630        21,188,161
                                               ============       ============      ============       ============      ============
Weighted average number of shares used
  for computing diluted earnings (losses)
  per share                                      21,202,986         21,843,126        21,202,986         21,862,557        21,630,124
                                               ============       ============      ============       ============      ============

                                        11

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                               SIX MONTHS ENDED             THREE MONTHS ENDED          YEAR ENDED
                                                                   JUNE 30,                        JUNE 30,             DECEMBER 31,
                                                             -----------------------       -----------------------       --------
                                                               2008           2007           2008           2007           2007
                                                             --------       --------       --------       --------       --------
                                                                                  UNAUDITED                              AUDITED
                                                             -----------------------------------------------------       --------

 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                           $ (3,171)      $  4,582       $ (2,472)      $    790       $    483
 Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
   Depreciation of property, plant and equipment                4,336          4,335          2,169          2,146          8,567
   Compensation related to options granted to employees           343            186            284             77            571
   Increase (decrease) in accrued severance pay, net              435             53            108             (5)            74
   Increase (decrease) in deferred taxes, net                  (2,141)            60         (1,021)           (86)            79
   Accrual of interest on short-term deposits                     (75)          (237)            (7)           (90)          (613)
   Gain related to sale of marketable securities                  (22)           (65)             -              -           (134)
   Interest and amortization of premium and accretion
     of discount of marketable securities                        (263)           (91)           (61)           (35)          (189)
   Gain on sale of property, plant and equipment                  (19)          (395)           (13)             1           (651)
   Decrease (increase) in trade receivables, net               (6,891)         2,421          2,886          1,093          1,622
   Decrease (increase) in other accounts receivable
     and prepaid expenses                                         772            271           (905)           167           (919)
   Decrease (increase) in inventories                           2,452          4,303          2,596          1,246         (3,665)
   Decrease in trade payables                                  (1,810)        (8,240)        (4,395)        (3,092)        (1,423)
   Increase (decrease) in other accounts payable and
     accrued expenses                                             902            385            284              6           (768)
                                                             --------       --------       --------       --------       --------

 Net cash provided by (used in) operating activities           (5,152)         7,568           (547)         2,218          3,034
                                                             --------       --------       --------       --------       --------

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property, plant and equipment                     (2,184)        (3,102)          (744)        (2,138)        (6,376)
 Proceeds from sale of property, plant and equipment               21            681             15              2            943
 Investment in marketable securities                                -              -              -              -        (18,974)
 Investment in short-term deposits                            (12,560)       (16,961)             -         (8,500)        (8,321)
 Proceeds from sale of marketable securities                    5,914         12,179          4,332          7,680         17,240
 Proceeds from repayment of deposits                           19,698              -          3,013              -         12,989
                                                             --------       --------       --------       --------       --------

 Net cash provided by (used in) investing activities           10,889         (7,203)         6,616         (2,956)        (2,499)
                                                             --------       --------       --------       --------       --------

                                        12

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                            SIX MONTHS ENDED            THREE MONTHS ENDED        YEAR ENDED
                                                                JUNE 30,                     JUNE 30,            DECEMBER 31,
                                                          ----------------------       ---------------------       -------
                                                            2008           2007          2008         2007          2007
                                                          -------        -------       -------       -------       -------
                                                                                UNAUDITED                          AUDITED
                                                          --------------------------------------------------       -------

 CASH FLOWS FROM FINANCING ACTIVITIES:

 Repayment of long-term bank loans                         (7,760)        (2,974)       (1,079)       (1,488)       (5,948)
 Proceeds from long-term bank loans                         6,000              -                           -             -
 Increase in short-term bank credit, net                    2,842              -         2,842             -             -
 Proceeds from exercise of stock options related to
   employees and directors                                      -             85             -            60            92

 Proceeds from exercise of tradable options issued
   at the secondary offering                                    -          4,290             -             -         4,290
 Dividend paid to shareholders                             (8,000)          (551)       (8,000)            -          (551)
                                                          -------        -------       -------       -------       -------

 Net cash provided by (used in) financing activities       (6,918)           850        (6,237)       (1,428)       (2,117)
                                                          -------        -------       -------       -------       -------

 Increase (decrease) in cash and cash equivalents          (1,181)         1,215          (168)       (2,166)       (1,582)
 Cash and cash equivalents at beginning of period           2,384          3,966         1,371         7,347         3,966
                                                          -------        -------       -------       -------       -------

 Cash and cash equivalents at end of period               $ 1,203        $ 5,181       $ 1,203       $ 5,181       $ 2,384
                                                          =======        =======       =======       =======       =======

                                       13

CALCULATION OF THE EBITDA
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                            Six months ended         Three months ended     Year ended
                                                                June 30,                   June 30,         December 31,
                                                         --------------------      ---------------------      -------
                                                           2008        2007         2008          2007          2007
                                                         -------      -------      -------       -------      -------

Operating income (loos)
(See statements of operations)                           $(1,816)     $ 5,995      $(1,946)      $ 1,005      $ 1,752

Depreciation and amortization
(See statements of flows)                                  4,336        4,335        2,169         2,146        8,567

Compensation related to options granted to employee
(See statement cash flow)                                    343          186          284            77          571
                                                         -------      -------      -------       -------      -------
 EBITDA                                                  $ 2,863      $10,516      $   507       $ 3,228      $10,890
                                                         =======      =======      =======       =======      =======

                                       14